                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                            Wyndham Hotel Corporation
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   983100 10 8
                                 (CUSIP Number)

                               Susan T. Groenteman
                               CF Securities, L.P.
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 863-4000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 24, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 15 of this filing.

                      (Continued on the following page(s))

CUSIP NO. 983100 10 8                                                     Page 2


- --------------------------------------------------------------------------------
          1        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   CF Securities, L.P.
- --------------------------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)    / /
                   (See Item 4)                                (b)    /X/
- --------------------------------------------------------------------------------
                   SEC USE ONLY
          3
- --------------------------------------------------------------------------------
          4        SOURCE OF FUNDS*

                   OO (See Item 3)
- --------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      / /
- --------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas
- --------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
      NUMBER OF             0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY              9,447,745
        EACH       -------------------------------------------------------------
      REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON               0
        WITH       -------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            9,447,745
- --------------------------------------------------------------------------------
         11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,447,745
- --------------------------------------------------------------------------------
         12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
                                                                      / /
- --------------------------------------------------------------------------------
         13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   47.2%
- --------------------------------------------------------------------------------
         14        TYPE OF REPORTING PERSON*

                   PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983100 10 8                                                     Page 3


- --------------------------------------------------------------------------------
          1        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Mill Spring Holdings, Inc.
- --------------------------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)    / /
                   (See Item 4)                                (b)    /X/
- --------------------------------------------------------------------------------
          3        SEC USE ONLY

- --------------------------------------------------------------------------------
          4        SOURCE OF FUNDS*

                   OO (See Item 3)
- --------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      / /
- --------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas
- --------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
      NUMBER OF            0
       SHARES      -------------------------------------------------------------
     BENEFICIALLY    8     SHARED VOTING POWER
       OWNED BY            9,447,745
        EACH       -------------------------------------------------------------
      REPORTING      9     SOLE DISPOSITIVE POWER
       PERSON              0
        WITH       -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           9,447,745
- --------------------------------------------------------------------------------
         11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,447,745
- --------------------------------------------------------------------------------
         12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
                                                                      / /
- --------------------------------------------------------------------------------
         13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   47.2%
- --------------------------------------------------------------------------------
         14        TYPE OF REPORTING PERSON*

                   CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983100 10 8                                                     Page 4


- --------------------------------------------------------------------------------
          1        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Harlan R. Crow
- --------------------------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)     / /
                   (See Item 4)                               (b)     /X/
- --------------------------------------------------------------------------------
          3        SEC USE ONLY

- --------------------------------------------------------------------------------
          4        SOURCE OF FUNDS*

                   OO (See Item 3)
- --------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      / /
- --------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
- --------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY         8        SHARED VOTING POWER
      OWNED BY                    9,447,745
        EACH       -------------------------------------------------------------
      REPORTING          9        SOLE DISPOSITIVE POWER
       PERSON
        WITH       -------------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                  9,447,745
- --------------------------------------------------------------------------------
         11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,447,745
- --------------------------------------------------------------------------------
         12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
                                                                      / /
- --------------------------------------------------------------------------------
         13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   47.2%
- --------------------------------------------------------------------------------
         14        TYPE OF REPORTING PERSON*

                   IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983100 10 8                                                     Page 5


- --------------------------------------------------------------------------------
          1        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Susan T. Groenteman
- --------------------------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)     / /
                   (See Item 4)                               (b)     /X/
- --------------------------------------------------------------------------------
          3        SEC USE ONLY

- --------------------------------------------------------------------------------
          4        SOURCE OF FUNDS*

                   OO (See Item 3)
- --------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      / /
- --------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
- --------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF                   31,250
       SHARES      -------------------------------------------------------------
    BENEFICIALLY         8        SHARED VOTING POWER
      OWNED BY                    9,447,745
        EACH       -------------------------------------------------------------
      REPORTING          9        SOLE DISPOSITIVE POWER
       PERSON                     31,250
        WITH       -------------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                  9,447,745
- --------------------------------------------------------------------------------
         11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,478,995
- --------------------------------------------------------------------------------
         12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
                                                                      /X/
- --------------------------------------------------------------------------------
         13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   47.4%
- --------------------------------------------------------------------------------
         14        TYPE OF REPORTING PERSON*

                   IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         This statement relates to shares of the common stock, par value $.01 per share (the "COMMON STOCK"), of Wyndham Hotel Corporation, a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 2001 Bryan Street, Suite 2300, Dallas, Texas 75201, and its telephone number at such address is (214) 863-1000.


Item 2.           Identity and Background.

         (a)-(c), (f). This statement is filed by CF Securities, L.P., a Texas limited partnership ("CFS"), Mill Spring Holdings, Inc., a Texas corporation ("HOLDINGS"), Harlan R. Crow, an individual ("CROW"), and Susan T. Groenteman, an individual ("GROENTEMAN"), sometimes collectively referred to herein as the "REPORTING PERSONS."

         CFS is a Texas limited partnership principally engaged in investments in securities. Its principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Holdings is the general partner of CFS.

         Holdings is a Texas corporation established as a holding company for various investments. Crow is the sole director, President and principal stockholder of Holdings. Groenteman is an executive officer of Holdings. Holdings' principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201.

         Crow is a director of the Company and principally employed as an investor. His principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Crow is a United States citizen.

         Groenteman is a director of the Company, a Vice President of Holdings and is an employee of an affiliate of CFS and Holdings. Her principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Groenteman is a United States citizen.

         The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of CFS and Holdings are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         (d)-(e). None of CFS, Holdings, Crow or Groenteman nor, to the best knowledge of CFS, Holdings, Crow and Groenteman, any of the persons listed on
Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         (a) CFS acquired 9,478,995 shares of Common Stock on May 24, 1996. Such shares were acquired in exchange for various contributions of partnership interests in various partnerships in which CFS was a limited partner. These partnerships were involved in the ownership or management of hotels. CFS acquired such shares pursuant to the terms of that certain Formation Agreement among the Company, CFS, Crow and the other parties listed on the signature pages thereto (the "FORMATION AGREEMENT"). A copy of the Formation Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference. Immediately after CFS Shares were delivered to CFS, 31,250 of such shares were delivered to Groenteman as described in Item 5(c) below. The 9,447,745 shares of Common Stock currently held by CFS are referred to herein as the "CFS SHARES." Holdings may be deemed to beneficially own the CFS shares by virtue of its status as general partner of CFS.

         (b) Crow may be deemed to beneficially own the CFS Shares by virtue of his status as the sole director, President and a principal shareholder of Holdings.

         (c) Groenteman acquired 31,250 shares of Common Stock from Mill Creek Holdings, Ltd., a Texas limited partnership and an affiliate of CFS ("MCH"), pursuant to a series of transactions described in Item 5(c) below. Groenteman has the authority to direct the voting and disposition of the CFS Shares pursuant to a Power of Attorney dated December 5, 1995. As a result of such authority, Groenteman may be deemed to beneficially own the CFS Shares. A copy of the Power of Attorney is attached hereto as Exhibit 99.1. Groenteman disclaims beneficial ownership of all of the CFS Shares.

Item 4.           Purpose of Transaction.

         CFS acquired the CFS Shares pursuant to the terms of the Formation Agreement and is holding them for investment purposes. Groenteman acquired the 31,250 shares of Common Stock she holds in consideration of past services as described in Item 5(c) below and is holding them for investment purposes. Any of the Reporting Persons may purchase additional shares of Common Stock either in the open market or in private transactions, depending on his, her or its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments.

         STOCKHOLDERS' AGREEMENT. On May 24, 1996, CFS, Crow and Groenteman entered into a stockholders' agreement (the "STOCKHOLDERS' AGREEMENT") with the Company, Wynopt Investment Partnership, L.P. and Wynopt Investment Partnership Level II, L.P. (collectively, with any of their transferees, the "HAMPSTEAD STOCKHOLDERS") together, "BEDROCK" and certain senior executive officers of the Company (the "SENIOR EXECUTIVE OFFICERS"), Wyndham Employees, Ltd. ("WEL") and certain other parties (collectively, the "CROW/WYNDHAM STOCKHOLDERS"), which imposes certain restrictions on the transfer of Common Stock held by such stockholders (the "STOCKHOLDERS") and entitles such Stockholders to certain rights regarding corporate governance of the Company.

         Pursuant to the Stockholders' Agreement, each of the Stockholders agree not to sell, transfer, pledge or otherwise dispose of ("TRANSFER") its Common Stock otherwise than as permitted by the provisions of the Stockholders' Agreement. The Stockholders' Agreement permits the following transfers: (i) open-market sales not exceeding the volume limitations imposed by Rule 144 under the Act, (ii) sales in the Company's initial public offering and (iii) Transfers of Common Stock by WEL to the direct or indirect owners of equity interests in WEL. The Stockholders' Agreement also provides that any Stockholders may Transfer any Common Stock, provided that the transferee agrees to be bound by the Stockholders' Agreement, (a) to any wholly-owned affiliate of the transferring Stockholder, (b) to certain of the transferring Stockholder's family members, trusts or, if the transferring Stockholder is a corporation, partnership or other entity, its equity owners, (c) to certain members of the Crow family or their lineal descendants (together with any entity not less than 75% of the beneficial interests of which are owned by such members of the Crow Family, the "CROW INTERESTS"), (d) to the Company or to any then-existing Crow/Wyndham Stockholder or to any full-time senior executive officer of the Company, (e) as a pledge to secure indebtedness, provided that the pledgee agrees to offer a right of purchase, in the event of any foreclosure of the pledge, to the other Stockholders in accordance with the Stockholders' Agreement, and (f) to the owners of equity interests in a Stockholder upon a partial or complete liquidation or dissolution of such Stockholder.

         The Stockholders' Agreement further provides that except with respect to a permitted Transfer described above, the proposed Transfer by a Stockholder to a third party of Common Stock shall be subject to a first right of purchase in favor of the Stockholders in the other Stockholder Group (as defined below) at the price and on the other terms of the proposed third-party sale. The Company has a prior right to purchase Common Stock subject to a proposed Transfer if the offered Common Stock represents all of the Common Stock held by the Crow Interests, but only to the extent the purchase by the Hampstead Stockholders of the Common Stock would cause the Hampstead Stockholders to own more than 40% of the outstanding Common Stock. A similar first right of purchase requirement applies in the event of third-party sales in connection with a shelf registration or an underwritten public offering in which Stockholders propose to sell Common Stock.

         Under the Stockholders' Agreement, the Hampstead Stockholders and the Crow/Wyndham Stockholders (each a "STOCKHOLDER GROUP") are each entitled to nominate a portion of the Company's Board of Directors, such portion to be based upon the proportionate number of shares of Common Stock held by each Stockholder Group and to be allocated as proportionately as practicable between independent directors and other directors. Each Stockholder Group is also entitled to nominate directors to serve on each of the Board's Committees on a similar proportionate basis. Subject to certain conditions set forth in the Stockholders' Agreement, each Stockholder Group agrees to use its best efforts to elect the directors nominated in accordance with the Stockholders' Agreement and to remove directors under certain circumstances. The Stockholders' Agreement further provides that as long as the Crow Interests own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders' Agreement), the Chairman of the Board of the Company shall be a person designated by the Crow Interests. In the event the Hampstead Stockholders own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders' Agreement) and the Crow Interests no longer own at least such percentage, the Chairman of the Board of the Company shall be a person designated by the Hampstead Stockholders.

         The Stockholders' Agreement terminates upon the earliest to occur of
(a) the sixth anniversary of the date of the Stockholders' Agreement (b) the Hampstead Stockholders and the Crow/Wyndham Stockholders collectively owning less than 37.5% of the outstanding Common Stock of the Company; (c) the termination of management contracts under the Investment Program below a specified level, (d) certain changes in control of the Hampstead Stockholders,
(e) the Hampstead Stockholders owning less than 50% of the number of shares of Common Stock held by them immediately following the Company's initial public offering and (f) any distribution of Common Stock by the Hampstead Stockholders to direct or indirect owners of equity interests in the Hampstead Stockholders that result in such Common Stock being held by anyone other than a Bedrock principal or an entity controlled by such a principal. The foregoing description of the Stockholders' Agreement is qualified in its entirely by reference to the copy of the Stockholders' Agreement attached hereto as Exhibit 10.2 and incorporated herein by reference.

         REGISTRATION RIGHTS AGREEMENT. On May 24, 1996, the Company entered into a registration rights agreement with CFS, Crow, Groenteman, the Senior Executive Officers, Bedrock and certain other parties (the "REGISTRATION RIGHTS AGREEMENT"), pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale any shares of Common Stock (and other securities of the Company that are exercisable to purchase, convertible into or exchangeable for shares of capital stock of the Company) that are held by the parties thereto (collectively, the "REGISTRABLE SECURITIES"). All of the 9,478,995 shares of Common Stock held by the Filing Parties will be Registrable Securities. The Registration Rights Agreement provides that any holder of Registrable Securities may require the Company upon written notice to register for sale such Registrable Securities (a "DEMAND REGISTRATION"), provided that the total amount of Registrable Securities to be included in the Demand Registration has a market value of at least $20 million and provided that notice is not given prior to six months after the effective date of the previous Demand Registration. If Registrable Securities are going to be registered by the Company pursuant to a Demand Registration, the Company must provide written notice to the other holders of Registrable Securities and permit them to include any or all Registrable Securities that they hold in the demand Registration, provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. Upon notice of a Demand Registration, the Company is required to file a Registration Statement within 60 days of the date on which notice is given, although the Company may postpone the filing for up to 90 days under certain circumstances. Subject to the conditions stated or referred to above, the holders of Registrable Securities may request an unlimited number of Demand Registrations. CFS, Crow, Groenteman, the Senior Executive Officers, Bedrock and certain other parties to the Registration Rights Agreement have agreed not to exercise any Demand Registration rights for a period of six months from the date of execution of the Registration Rights Agreement. WEL has a one time right to require the Company to register the Registrable Securities that it holds in connection with the distribution of the Registrable Securities to the WEL participants (the "WEL REGISTRATION"). Other holders of Registrable Securities may not join the WEL Registration. A WEL Registration is not a Demand Registration and it is not subject to the restrictions on a Demand Registration, including the $20 million market value requirement.

         The Registration Rights Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than a WEL Registration and certain other types of registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (the "PIGGYBACK REGISTRATION"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. The Company is generally required to pay all of the expenses of Demand Registrations, the WEL Registration and Piggyback Registrations, other than underwriting discounts and commissions. In the event of a Demand Registration within one year of the date of the Registration Rights Agreement, the holders of the Registrable Securities being registered must pay up to $250,000 ($125,000 in the case of a shelf registration) of such expenses. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on Schedule II attached hereto and incorporated herein in full by reference thereto.

         (b) Schedule II attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

         (c) On May 24, 1996, CFS transferred 31,250 shares of Common Stock to MCH, an affiliate of CFS (Holdings is the general partner of CFS and MCH). Such shares were transferred for aggregate consideration of $500,000 or $16.00 per share of Common Stock (the initial public offering price of the Common Stock in the Company's recently completed initial public offering). Such shares were subsequently transferred to Groenteman in consideration of past services.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Stockholders' Agreement.  See the discussion in Item 4 above.

         Registration Rights Agreement.  See the discussion in Item 4 above.

         Attached hereto as Exhibit 99.2 and incorporated herein by reference is a copy of the Agreement Among Filing Parties dated as of May 31, 1996.

Item 7.           Material to be Filed as Exhibits.

         Exhibit 10.1 - Formation Agreement, dated as of March 10, 1996, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-2214 (Exhibit 2.1)

         Exhibit 99.1 - Power of Attorney (filed herewith)

         Exhibit 10.2 - Stockholders' Agreement incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-2214 (Exhibit 10.13)

         Exhibit 10.3 - Registration Rights Agreement incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-2214 (Exhibit 10.14)

         Exhibit 99.2 - Agreement Among Filing Parties (filed herewith)

                                   SCHEDULE I

           CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
               AND CONTROLLING PERSONS OF CF SECURITIES, L.P. AND
                           MILL SPRING HOLDINGS, INC.

1.       CF SECURITIES, L.P.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
Mill Spring Holdings, Inc.              3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201

2.       MILL SPRING HOLDINGS, INC.

           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------
Harlan R. Crow                          3200 Trammell Crow Center               Investor
Director and President                  2001 Ross Avenue
                                        Dallas, Texas  75201

Susan T. Groenteman                     3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Trammell S. Crow                        3200 Trammell Crow Center               Investor
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Philip J. Wise                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Sarah Puckett                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Timothy J. Hogan                        3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Susan L. Fish                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Kathleen Smalley                        3200 Trammell Crow Center
Vice President and Secretary            2001 Ross Avenue
                                        Dallas, Texas  75201

Jackie Close                            3200 Trammell Crow Center
Assistant Secretary                     2001 Ross Avenue
                                        Dallas, Texas  75201

                                   SCHEDULE II

                                REPORTING PERSONS



                                                                                               Aggregate
                                                                                                Amount         Percent of
                                   Sole         Shared           Sole          Shared          of Shares          Class
                                  Voting        Voting        Dispositive    Dispositive     Beneficially      Beneficially
                                   Power         Power           Power          Power            Owned            Owned
                               ------------  ------------    --------------  -----------     ------------      ------------
CF Securities, L.P..........         -0-       9,447,745           -0-        9,447,745        9,447,745          47.2%
Mill Spring Holdings,
    Inc. (1)................         -0-       9,447,745           -0-        9,447,745        9,447,745          47.2%
Harlan R. Crow (2)..........         -0-       9,447,745           -0-        9,447,745        9,447,745          47.2%
Susan T. Groenteman.........      31,250       9,447,745        31,250        9,447,745        9,478,995(3)       47.4%
                               ---------     -----------     ---------
   TOTAL....................      31,250       9,447,745        31,250        9,447,745        9,478,995          47.4%
                               =========     ===========     =========                                            ====

(1) Includes 9,447,745 shares of Common Stodck held of record by CF Securities, L.P., of which Mill Spring Holdings, Inc. is the general partner.

(2) Includes 9,447,745 shares of Common Stock held of record by CF Securities, L.P., which shares could be attributed to Harlan R. Crow as a principal stockholder and sole director of Mill Spring Holdings, Inc.

(3) Includes 9,447,745 Shares of Common Stock held by CF Securities, L.P., which shares may be deemed to be beneficially owned by Ms. Groenteman as a result of the authority granted her by a power of attorney executed by Harlan R. Crow. Ms. Groenteman disclaims beneficial ownership of the shares of Common Stock held by CF Securities, L.P.

         The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:  May 31, 1996            CF SECURITIES, L.P., a Texas limited partnership

                                By:      MILL SPRING HOLDINGS, INC., a Texas
                                         corporation and its General Partner



                                         By:   /s/ HARLAN R. CROW
                                            -----------------------------------
                                            Name:  Harlan R. Crow
                                                 ------------------------------
                                            Title: President
                                                  -----------------------------


DATED:  May 31, 1996            MILL SPRING HOLDINGS, INC.



                                         By:   /s/ HARLAN R. CROW
                                            -----------------------------------
                                            Name:  Harlan R. Crow
                                                 ------------------------------
                                            Title: President
                                                  -----------------------------
:



DATED:  May 31, 1996                    /s/ HARLAN R. CROW
                                        ---------------------------------------
                                        Harlan R. Crow



DATED:  May 31, 1996                    /s/ SUSAN T. GROENTEMAN
                                        ---------------------------------------
                                        Susan T. Groenteman

                                  EXHIBIT INDEX



   Exhibit                                                                                       Page
- ----------                                                                                       ----
    10.1      Formation Agreement, dated as of March 10, 1996, incorporated by reference to the Company's registration statement on Form
              S-1, Registration No. 333-2214 (Exhibit 2.1)

    99.1      Power of Attorney (filed herewith)

    10.2      Stockholders' Agreement, dated as of May 24, 1996,                                   16
              incorporated by reference to the Company's registration
              statement on Form S-1, Registration No. 333-2214 (Exhibit
              10.13)

    10.3      Registration Rights Agreement, dated as of May 24, 1996,
              incorporated by reference to the Company's registration
              statement on Form S-1, Registration No. 333-2214 (Exhibit
              10.14)

    99.2      Agreement Among Filing Parties, dated as of May 30, 1996 (filed herewith)            21